

DIVISION OF
CORPORATION FINANCE

September 9, 2009

<u>Via Mail and Fax</u>

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, FL 33132

>   **RE: Royal Caribbean Cruises LTD.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **File Number: 001-11884**

Dear Mr. Rice:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief